
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

November 14, 2017

<u>Via E-Mail</u>
Mr. Fred DiSanto
Chief Executive Officer
Regional Brands Inc.
6060 Parkland Boulevard
Cleveland, OH 44124

> **Re: Regional Brands Inc.**
> **Form 10-K**
> **Filed March 31, 2017**
> **File No. 033-13110-NY**

Dear Mr. DiSanto:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction